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During the year ended November 30, 1996, the Fund adjusted the classification of net investment income and capital gain (loss) to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended November 30, 1996, amounts have been reclassified to reflect a decrease in paid-in capital of $43,892. Overdistributed net investment income was decreased by the same amount. In addition, to properly reflect foreign currency gain in the components of capital, $249,904 of foreign exchange loss determined according to U.S. federal income tax rules has been reclassified from accumulated net realized loss to overdistributed net investment income.